FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer pursuant to Rule 13-a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF MARCH, 2003

COMMISSION FILE NUMBER  1-15150

The Dome Tower

Suite 3000, 333 — 7th Avenue S.W.

Calgary, Alberta

Canada T2P 2Z1

(403) 298-2200

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.         Form 20-F ☐                         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐    No ☒

Indicate by check mark whether, by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the securities Exchange Act of 1934.

Yes ☐    No ☒

EXHIBIT INDEX

EXHIBIT 1             ENERPLUS CLOSES ACQUISITION OF PETROCORP CANADIAN SUBSIDIARIES

EXHIBIT 1

FOR IMMEDIATE RELEASE

March 5, 2003

FOR IMMEDIATE RELEASE

Enerplus Resources Fund

TSX:      ERF.un

NYSE:  ERF

ENERPLUS CLOSES ACQUISITION OF

PETROCORP CANADIAN SUBSIDIARIES

Enerplus Resources Fund is pleased to announce that it has successfully closed the acquisition of PCC Energy Inc. and PCC Energy Corp., (collectively “PCC”) which are wholly-owned Canadian subsidiaries of U.S.-based PetroCorp Incorporated, for CDN$167.6 million, prior to adjustments. The acquisition is accretive to Enerplus unitholders on a cash flow, production and reserves per unit basis. Enerplus will fund the acquisition using its available credit facilities that were recently replenished as a result of the CDN$206 million cross-border equity financing completed in November of 2002.

Waterous Securities Inc. acted as a financial advisor to Enerplus in connection with this transaction.

Enerplus Disposition Package

Enerplus routinely evaluates its property portfolio and disposes of properties that are viewed as non-core holdings. Waterous Securities Inc. has been contracted to assist with the sale of non-core properties that range from the southeast region of Saskatchewan to northeast British Columbia. The properties being considered for sale have a 2003 daily production forecast of approximately 4,315 BOE/day comprised of 3,108 bbls/day of crude oil and natural gas liquids and 7,243 Mcf/day of natural gas. Enerplus has established price retention thresholds on all properties and all sales will be contingent upon exceeding those minimum thresholds.

For further information, please contact Eric P. Tremblay, Senior Vice President, Capital Markets or Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans” and similar expressions, are forward-looking information that represents management of Enerplus’ internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus.  The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus’ actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus’ filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Enerplus disclaims any responsibility to update these forward-looking statements.

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND

BY:	/s/ Christina S. Meeuwsen
Christina S. Meeuwsen
Assistant Corporate Secretary

DATE: March 6, 2003